
COFFEE MAKER
1 MONTH, 9 KWH
How much energy do you need?
POPCORN MAKER
1 MONTH, 3 KWH
GAS WATER HEATER
FOR KITCHEN USE
1 MONTH, 4 THERMS


BAKERY
OPEN
1601

Sr. Lopez Bakery: Milwaukee, Wisconsin

COMPACT FLUORESCENT INTERIOR LIGHTING
12 HOURS, 0.4 KWH
Wisconsin's population is expected to grow by 119,000 by 2005.

SECURITY SYSTEM
24 HOURS, 1.2 KWH

TRAFFIC SIGNAL
1 MONTH, 72.0 KWH
Milwaukee has approximately 705 traffic signals.

COMMERCIAL MIXER
6 HOURS, 6.6 KWH



NEON LIGHT
12 HOURS, 0.2 KWH

CASH REGISTER
8 HOURS, 0.1 KWH

COMMERCIAL OVEN
1 WEEK, 55.0 THERMS

248,818,720 fresh doughnuts were sold in the U.S. for the 52 weeks ending January 2, 2000.



Cyberstation Arcade: Brookfield, Wisconsin

8 HOURS, 1.6 KWH
U.S. children view an average of
3 to 5 hours of television daily.

COIN ARCADE
8 HOURS, 1.0 KWH
50% of fourth-graders and
75% of eighth-graders play
arcade games weekly.



8 HOURS, 0.6 KWH PER B

ACTION ARCADE GAME
8 HOURS, 1.7 KWH
The average child in the U.S. plays computer or video games for 7 hours each week.

STEREO SYSTEM
1 MONTH, 10.0 KWH



Quad/Graphics: Lomira, Wisconsin

GRAVURE PRESS
1 HOUR, 535 KWH

Wisconsin's printing and publishing industry is expected to grow by 10.5% between 1998 and 2008, adding approximately 5,800 new jobs.

INTERIOR METAL HALIDE LIGHT FIXTURES
1 DAY, 178 KWH


STEAMERS FOR
PRODUCTION
1 HOUR, 7,000 THERMS
& BLOWERS
1 MONTH, 130,132
Wisconsin is expected to
average 29,500 new
per year through 2005.
HVAC & CHIL
1 DAY, 984 KWH
The average U.S. household purchases or subscribes to six different publications.


Milwaukee Institute of Art & Design: Milwaukee, Wisconsin
FLUORESCENT TUBE
CEILING LIGHTS
25 HOURS, 8.60 KWH
6 HOURS, 0.11 KWH
Annually 14 million children
go online from U.S. schools.
COLOR PRINTE
5 HOURS, 1.10 KWH
CD BURNE
8 HOURS, 1.00 KWH
OMPUTER & MONITO
8 HOURS, 1.10 KWH
The number of computers in
Wisconsin public schools
increased by 54% from
1999 to 2001.
GAS FURNACE
1 WEEK, 10 THERMS

Driven by new technology in a digital age, Wisconsin homes, farms, factories and businesses require more power than ever. At this point in time, Wisconsin Energy has approximately:

- 6,000 utility employees
- 25 generating facilities
- 6,000 megawatts of generation capacity
- 18,410 square miles of electric and gas service area in Wisconsin
- 5,055 square miles of electric service area in Michigan
- 40,700 miles of electric power lines
- 18,000 miles of natural gas mains
- 43 miles of steam pipes

All of this will not be enough to service the growth in energy use that we believe is coming in the next decade. Right now, the demand for electricity grows 2 to 3 percent annually in the state of Wisconsin. The demand for natural gas increases by about 2 percent annually. By 2005, there is expected to be 118,000 more jobs, 104,000 new households and 119,000 additional people in the state. By 2010, the demand for electricity is expected to exceed supply by 4,000 megawatts. By 2016, electric demand is expected to exceed supply by over 7,000 megawatts. Wisconsin Energy is working hard to supply the power Wisconsin needs to continue its economic development. That's power our customers can depend on in the future!

Utility Service Areas



Wisconsin Electric - Wisconsin Gas:
Electric Service Area

Wisconsin Electric - Wisconsin Gas:
Gas Service Area

Edison Sault Electric Company:
Electric Service Area

Hydro Generating Facility

Coal-Based Generating Facility

Nuclear Generating Facility

Combustion Turbine Generating Facility

Wind Generating Facility

Wisconsin Energy Corporation, headquartered in Milwaukee, Wisconsin, is an $8.3 billion holding company with a diversified portfolio of subsidiaries engaged in: electric generation; electric, natural gas, steam and water distribution; pump manufacturing; and other non-utility businesses.

The company serves more than one million electric customers in Wisconsin and the Upper Peninsula of Michigan, and it serves almost one million natural gas customers, 450 steam customers, and 2,800 water utility customers in Wisconsin through its utility subsidiaries: Wisconsin Electric-Wisconsin Gas and Edison Sault Electric.

The company manufactures, sells and distributes pumps, water treatment products and fluid-handling equipment through the global operations of its WICOR Industries subsidiaries: Sta-Rite, SHURflo and Hypro.

The company is involved in energy development, waste-to-energy technologies, and real estate developments through its non-utility subsidiaries: Wisvest, Minergy and Wispark.



Richard A. Abdoo
Chairman, President & Chief Executive Officer

Dear Wisconsin Energy Shareholder:

We will never forget 2001. It was a year of tragic national events of international significance; a year of financial uncertainty amid a slowing U.S. economy; and a year of turbulence in segments of the energy industry further roiled by the collapse of a major energy marketer.

2001 also was a year of selfless service and renewed patriotism as Americans rose to meet challenges at home and abroad. I am proud to report that because of the national reputation of our Customer Contact Center, we were asked to assist people inquiring about loved ones who might have been injured or killed in the tragic terrorist events of September 11. Hundreds of employees volunteered in this three-day, around-the-clock effort. Several employees also have been called to service with the Reserves and the National Guard. We wish these members of our team well. We are grateful for their service to our country.

2001 Financial Performance

With these events as a backdrop, I am pleased to report improved financial results in 2001. Today, Wisconsin Energy is a diversified company with approximately $3.9 billion of revenues and $8.3 billion in assets that are leveraged to increase profitability and build shareholder value.

We are focused on our core competencies of electric generation, electric and gas distribution in our service area, and WICOR Industries' specific areas of manufacturing expertise.

Wisconsin Energy Corporation's adjusted consolidated earnings for 2001 were $2.04 per share compared with adjusted annual pro forma earnings per share of $1.51 in 2000. Adjusted earnings reflect the WICOR results as if the acquisition occurred on Jan. 1, 2000, and exclude non-recurring charges and gains. Our reported earnings per share increased from $1.27 to $1.86, which is more than 46 percent.

Our earnings for 2001 reflect the impact of a soft national economy and mild weather. We experienced the warmest November in 100 years and extremely mild weather through the middle of December, which had an impact on the heating revenues of our natural gas and electric utility businesses.

We are very pleased with our overall results considering the impact of weather and the economic climate in which we had to operate.

Core Competency Focus — Strong Performance from Energy Delivery

At Wisconsin Electric-Wisconsin Gas, we continued electric distribution system improvements. We rebuilt 800 miles of older electric distribution lines, replaced substations and transformers reaching the end of their serviceable lives, and added substations and capabilities to meet load growth in rapidly developing communities.

The five-year rate freeze that was approved by the Public Service Commission of Wisconsin following the WICOR acquisition, allows us to retain the efficiency gains achieved through the combination of our utility operations. Consolidation of our Wisconsin Gas and Wisconsin Electric natural gas operations has gone well. We took the best processes from two strong, but separate companies, and improved customer service while reducing costs.

We completed our "one face to the customer" initiative, enabling our electric and gas customers to more easily get the service and attention they need, receive a combined gas and electric bill, and begin to benefit from automated meter reading in certain areas. With the successful integration of our energy delivery operations, we made the decision to re-brand our utility business. Although the Wisconsin Electric-Wisconsin Gas brand has strength in our service area, it leads customers to believe we are two separate companies rather than a single energy provider of natural gas, electric, steam and water services. To change this perception, we will roll out a new single, unified brand, which will be shared with you in detail at our annual meeting.

In Michigan, we introduced "Customer Choice" following that state's restructuring of the electricity industry on Jan. 1, 2002. Customer Choice gives our 49,000 Michigan electric customers the option to buy electricity from another supplier.

Core Competency Focus — Generation Meets Record Demand

Our generation business also had a good year, meeting record electric demands. On Aug. 7, 2001, we reached a new peak of 6,298 megawatts, which exceeded the peak set in 1999 by 209 megawatts. The 2001 peak was somewhat unusual as we did not experience record heat, proving once again that electric demand continues to grow in Wisconsin. Our total utility electric energy sales reached 31 million megawatt hours in 2001.

Thanks to our employees and the professionals at the Nuclear Management Company, the 2001 Point Beach Nuclear Plant scheduled refueling outage was completed within budget and ahead of schedule. Our fossil and hydro operations delivered strong performances, enabling us to meet peak demand and control costs, and our steam operations continued to serve Milwaukee customers with reliable and reasonably priced services.

Core Competency Focus — Growth Potential for WICOR Industries

Despite the soft economy, WICOR Industries, our manufacturing business, held steady and avoided a significant downturn in its domestic and international markets for water systems, pool/spa, agriculture and filtration products. Recent acquisitions generated a slight increase in revenues and earnings for the year. As a result, manufacturing revenues for the year were up by $10 million over 2000, while earnings were flat.

EARNINGS PER DILUTED SHARE ($)



1.90
1.75
1.60
1.45
1.30
1.15
1.00
$1.79
$1.27
$1.86
99
00
01

TOTAL RETURN TO SHAREHOLDERS (%)



30
20
10
0
-10
-20
-30
-40
Sept 00
Dec 01
+18.62
-17.76
-22.67
-29.81
Wisconsin Energy Corporation
S & P 500 Utilities Index
S & P Midcap Electric Utilities Index
Dow Jones Utility Average

Start date of 9/15/00 is three trading days after Strategic Initiatives Announcement.

As we move beyond the current economic downturn, we expect that this business will offer good growth potential through new product introductions, increased market share, additional acquisitions, and a strong focus on cost reduction and margin improvement.

Growth Strategy — Short-Term and Long-Term Progress

This annual report recounts the first full year of Wisconsin Energy Corporation's accomplishments under our 10-year growth strategy—a strategy focused on building on our core competencies, divesting under-performing assets, and implementing financial measures to improve the bottom line and enhance shareholder value.

As we announced in September 2000, our 10-year growth strategy is divided into short-term and long-term periods:

- Our short-term focus is on integrating utility operations to obtain efficiency savings, selling non-performing or non-core assets to pay down debt, and taking financial steps to improve the bottom line. Our short-term earnings goal, for the first half of this decade, is to realize average high single-digit earnings per share growth.
- Our long-term strategy is encompassed in the *Power the Future* plan, which is designed to address Wisconsin's growing electric energy needs. Under our *Power the Future* plan, we will build new electric generation, refurbish existing generation and upgrade our electric distribution system. Beyond 2005, during the long-term portion of our growth strategy, our goal is to grow earnings at double-digit rates.

Growth Strategy — Short-Term Accomplishments Continue

We continue to make progress in all areas. We moved ahead during 2001, capturing efficiency savings as we combined the top two gas utilities in the state and improved utility operations overall.

Financial actions taken by the company have also been successful. We have had favorable results since we initiated our stock buy-back program, which authorizes the company to repurchase up to $400 million of Wisconsin Energy stock. Since the inception

WISCONSIN'S PROJECTED GENERATION SHORTAGE (in megawatts)


+1000
0
-1000
-2000
-3000
-4000
-5000
-6000
-7000
-8000
+200
+50
-700
-900
-1200
-1700
-2200
-2700
-3200
-3700
-4200
-4800
-5300
-5900
-6500
-7200
01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16
Year

POWER THE FUTURE (PTF) TIMELINE

Announcement of PTF	**Sept 2000**
Initial Filing at PSCW	**Nov 2000**
Limited Filing at PSCW	**Feb 2001**
Endorsement Order	**Oct 2001**
Comprehensive Filing at PSCW	**Feb 2002**
Port Washington Permit/Lease Approval	**Oct 2002**
Oak Creek Construction Permit	**Jan 2003**
Port Washington Unit 1 In-Service	**May 2005**
Oak Creek Unit 1 In-Service	**May 2007**

of the program in September 2000, we have repurchased more than $234 million of Wisconsin Energy stock, or 10.9 million shares through the end of 2001. We also were successful in other important financial areas, including refinancing $1.3 billion of short-term debt at very favorable rates.

We have divested $700 million of non-core assets with an additional amount of approximately $550 million to be divested in 2002. During 2001, we received proceeds of about $295 million in asset sales and divestitures. A temporary disappointment has been the planned sale of our Wisvest Connecticut assets, which was not completed due to regulatory issues that affected the prospective buyer; however, we are currently in discussions with other potential acquirers. We also expect to divest additional Wispark assets in 2002.

In 2001, we received regulatory approval for the $238 million Guardian Pipeline project being built with our partners and closed on its project financing. With an in-service date as early as the fall of 2002, this project will help us grow our earnings in 2003 and beyond. In early 2001 we transferred our transmission assets to the newly formed American Transmission Company, receiving $120 million in proceeds from the transfer and an equity participation in that company.

Growth Strategy — Long-Term is *Power the Future*

Beyond the first half of this decade, we see continuing growth opportunities as we advance our long-term strategy. This is our $7 billion *Power the Future* plan, which is designed to provide quality, reliable and competitively priced electric power for our customers. We will accomplish this by upgrading our current generation and distribution infrastructure, and by building new gas- and coal-fueled generation.

POWER THE FUTURE **INVESTMENT** (in billions of dollars)


New Generation $3.0
Distribution System Upgrades $2.7
Existing Plant Improvements $1.3

POWER THE FUTURE **CAPACITY ADDITIONS** (in megawatts)


Advanced Technology Coal Units 1800
Combined-Cycle Natural Gas Units 1000

We have already advanced our *Power the Future* plan in several areas:

- We achieved initial regulatory and legislative approvals of the electric generation building portion of our *Power the Future* plan.
- W.E. Power, LLC was established to design, build and own the new electric generation that is part of our *Power the Future* plan.
- On Feb. 1, 2002, Wisconsin moved one step closer to long-term electric energy price stability and supply security with our filing of an application to the Public Service Commission of Wisconsin (PSCW) to secure all approvals necessary to implement the electric generation building portion of our *Power the Future* plan.

Over the next decade, we expect to spend approximately $1.3 billion of the $7 billion on upgrades to our existing power plants, completing environmental upgrades and making other investments to ensure reliable and efficient operation. We also plan to invest about $2.7 billion to continue energy distribution system reliability upgrades that will help us meet the higher customer expectations of the electronic and digital age. In the final component of our *Power the Future* plan, we will invest $3 billion in new generation in the state of Wisconsin, and increase our company's commitment to renewable fuel sources and energy conservation efforts.

Today, there is broad agreement in Wisconsin that more generating assets need to be built to avoid serious power shortfalls in the future. Our *Power the Future* plan helps address this need by building 2,800 megawatts of new, fuel-diversified generation in Wisconsin on our existing power plant sites.

The plan includes building 1,000 megawatts of combined cycle natural gas-fired combustion turbines and 1,800 megawatts of advanced technology coal-fueled generating units over the next 10 years. These facilities will be built by W.E. Power, LLC, a non-utility affiliate of Wisconsin Energy, which will lease the generating units to the electric utility under long-term lease agreements. Once the units are in operation, there also will be over 200 represented maintenance and operations positions available at the electric utility.

Power the Future — Home-Grown Solutions for Our Customers

Because we envisioned our *Power the Future* plan as a strategic initiative to benefit the entire state—its citizens, economy and environment—it was imperative to be inclusive when planning the specifics of the proposal. Before we announced the plan in 2000, we consulted with a broad spectrum of customers. We continue to work very closely with key constituencies representing a broad range of customers; from advocacy groups for large and small consumers to municipal utilities and co-ops.

To go forward with what would be the largest construction project in the state's history—representing about 1,200 new construction jobs and requiring approximately 15 million work hours—we knew a key component would be labor and union support. We achieved this support by signing a Project Labor Agreement in 2001 covering power plant construction with the Milwaukee Building and Construction Trades Council.

The enabling legislation required to move forward with the *Power the Future* plan was passed by a bipartisan vote by the Wisconsin state legislature in 2001 and was subsequently approved in the state's 2002 budget. We received a limited but crucial procedural ruling on our *Power the Future* plan from the PSCW in October 2001. Following this important ruling, we immediately established W.E. Power, LLC, to design, build and own the new generation that will be leased back to and operated by Wisconsin Electric-Wisconsin Gas under PSCW regulatory authority.

In February 2002, we made the required filings necessary to achieve final regulatory approval for our *Power the Future* plan. If we receive final regulatory approval by the end of 2002—and we are cautiously optimistic that this is possible—we will immediately begin construction of the first power unit under the plan with PSCW approval. Our consensus approach has transformed key interest groups from spectators and potential critics into partners, and we will continue to work very closely with the new alliances that have brought us to this historic point.

The Future Has Arrived

Today, we are well along in executing a 10-year growth strategy that we announced just a little more than a year ago.

We have accomplished a great many of our short-term objectives, and we are achieving key milestones toward successful accomplishment of our long-term goals. Following our announcement in September 2000, the market began to recognize our commitment to and the importance of our focus on core competencies and efforts to improve overall financial performance. Since that time our stock price has performed well compared with other energy companies. In 2001 there was a wide dispersion between our positive performance and return and that of most other energy companies. We look forward to additional achievements as we move ahead.

I am proud to report that Wisconsin Energy is planning for the future today; executing a growth strategy that benefits our customers, shareholders and employees in the communities we serve.

We thank our shareholders for sharing our interest and enthusiasm in the future of this company. I believe we have a great future ahead of us.

Richard A. Abdoo **Chairman, President & Chief Executive Officer** **March 1, 2002**

Transformation: Executing the Right Strategy

Wisconsin Energy Corporation is in a new era—an era in which our emphasis is on growth.

We are executing our 10-year, $7 billion *Power the Future* growth strategy that includes: building new generating facilities, making improvements at existing power plants, and upgrading electric distribution systems in Wisconsin.

Having received a favorable declaratory ruling from the Public Service Commission of Wisconsin in October 2001, we are proceeding with the necessary planning, studies and regulatory filings to build 2,800 megawatts of new generation. We have established a Wisconsin Energy subsidiary, W.E. Power, LLC, for the sole purpose of financing, constructing and owning the new power plants.

While transforming our long-term growth strategy into reality, we are committed to:

- **Focusing on our core businesses of electric generation, electric and gas distribution, and pump manufacturing.**
- **Operating our utility companies efficiently and effectively while continuing to generate and deliver safe, reliable and reasonably priced energy.**
- **Building the financial strength needed to fund our growth strategy by selling non-performing and non-core assets, paying down debt, continuing our $400 million share buy-back program, and increasing earnings retained in the company.**
- **Growing the global manufacturing businesses of WICOR Industries through acquisitions and product development.**

We are executing the right strategies, at the right time, with the right people.



Richard Grigg
Senior Vice President, Wisconsin Energy
President and Chief Operating Officer, Wisconsin Electric-Wisconsin Gas

Customers can count on us. "We have a long tradition of generating and delivering safe, reliable and reasonably priced electricity and natural gas while providing excellent customer service. We are committed to maintaining this tradition as we transform our company. We've already made it easier for customers to do business with us by successfully combining Wisconsin Electric and Wisconsin Gas operations, and integrating our billing and customer service activities. And we are implementing new processes, such as automated reading of residential meters, which will further streamline operations and improve customer service. Our customers can depend on us, the largest energy company in Wisconsin, to meet all of their energy needs—today, tomorrow and into the future."



Charles Cole
Senior Vice President, Wisconsin Electric-Wisconsin Gas

We're focusing our efforts on electric reliability and gas supply. "W[illegible]e dedicated to electric service reliability and are on the leading edge of distribution te[illegible]o[illegible]d we intend to stay there. As part of our *Power the Future* plan, we will furth[illegible]e[illegible]e reliability of our distribution network by investing $2.7 billion over ten [illegible] system upgrades, in addition to new generation capacity. And we are committed to [illegible]ur customers' growing needs for natural gas at competitive prices. We are in pa[illegible]o construct the $238 million, 141-mile "Guardian Pipeline," from Illinois to Wi[illegible] that will provide an alternative supply and ensure adequate future supplies. Our c[illegible]s can trust us to be a reliable supplier of energy that will meet all their needs—no[illegible]n the years to come."



Kristine Krause
Vice President Environmental, Wisconsin Energy

We're renewing our pledge to be an environmental steward. "As we grow, our commitment [illegible] Along with expanding one of the nation's largest [illegible] ing to replace older coal-fueled generating unit[illegible] [illegible] technology to dramatically reduce emissions fro[illegible] [illegible] ntegrated air quality strategy and other innovati[illegible] [illegible] ronmental, financial and operational perform[illegible] [illegible] s good for the environment [illegible] good for busines[illegible]



James Donnelly
President and Chief Executive Officer, WICOR Industries

[illegible]ing real growth for a prosperous future. "We continue to pursue global growth opportunities throughout our manufacturing operations. Our focus is on providing excellent service and value for all our customers. New and innovative product developments, value-adding business acquisitions, and the relentless pursuit of customer satisfaction will drive our growth. We have made significant investments in our employees, plants and processes and will continue to do so; as a result we will deliver significant shareholder returns."

Thomas Fehring

Vice President and General Manager, W.E. Power, LLC



We're working to ensure an adequate power supply, which is critical to Wisconsin's economy. "Working closely with a coalition of customers, representatives from state and local government, and key constituents, we have developed an innovative approach to meet Wisconsin's need for future power. As part of Wisconsin Energy's *Power the Future* initiative, W.E. Power, LLC will design and construct five new generating units at the sites of two existing power facilities. These new facilities will be significantly more efficient than the existing units, employ state-of-the-art environmental controls, and enable diversity of fuel supply. The new generating units will benefit everyone—customers, shareholders and the communities we serve.



Paul Donovan
Senior Vice President & Chief Financial Officer, Wisconsin Energy

Growth is our goal. "We are making significant progress in accomplishing our 10-year growth strategy. We are improving the overall financial performance of the company by concentrating on our core competencies, retaining efficiency savings from the WICOR acquisition and redeploying the proceeds from the sale of our non-core assets. These actions should provide meaningful earnings growth in the first half of the decade and the successful implementation of *Power the Future* should further accelerate this growth in the second half of the decade."

We Are Driving the Strategy Home!

We are working our long-term growth strategy every day by:

- Focusing on core competencies.
- Identifying and implementing operational cost savings.
- Upgrading and improving the reliability of our generation and distribution infrastructures.
- Addressing Wisconsin's growing need for electricity and natural gas.
- Continuing our long-standing commitment to the environment.
- Growing our manufacturing businesses.
- Divesting non-performing and non-core assets.
- Reducing debt to strengthen our financial position.
- Continuing the share buy-back program to improve our financial performance.

We are committed to achieving significant results from our comprehensive strategy.

We have a great future ahead of us.

DISTRIBUTION	MANUFACTURING & NON-UTILITY
Upgrade electric and gas distribution systems to increase reliability and enable economic expansion in Wisconsin. Combine gas operations and customer service functions in order to realize merger synergy savings and increase customer satisfaction.	Globalize the pump manufacturing business, improve margins, grow market share and make value-adding acquisitions.
• Combined billing and customer service operations of Wisconsin Electric and Wisconsin Gas, allowing customers to have one account, receive one bill and make one call for electric and gas services. • Integrated billing systems and Call Center activities, resulting in $500,000 per month reduction in operating costs. • Received "Utility Call Center of the Year" award for the second time for our Pewaukee Customer Contact Center. • Streamlined meter reading and billing operations with roll-out of automated meter reading program for 5,000 residential meters. • Implemented new Outage Management System to speed electric service restoration, better manage electric hazards and improve communication to customers. • Completed work to system equipment, improved outage tracking and repair initiatives, and as a result met an all-time-high summer electrical demand of 6,298 megawatts in August 2001. • Received Federal Energy Regulatory Commission approval in March 2001 for Guardian Pipeline to construct a new interstate natural gas pipeline to serve growing demand for natural gas in Wisconsin and northern Illinois. • Obtained Public Service Commission approval of 35-mile Wisconsin Gas lateral to Guardian Pipeline, which will bring needed natural gas from Chicago and introduce meaningful gas pipeline competition to southeastern Wisconsin. • Transferred transmission assets to newly formed American Transmission Company, received $120 million in proceeds from the transfer and an equity participation in the Company as a result. • Rebuilt 800 miles of older electric distribution lines and added substations and capabilities to meet load growth.	• Increased manufacturing revenues by $10 million. • Rolled out Sta-Rite's Global Enterprise Resource Planning system, exceeding goals for performance expectations and customer acceptance. • Expanded Sta-Rite Industries by acquiring Vico Products Manufacturing Co., Inc., Ultra Jet Plastics and Ultra Jet Canada. • Expanded Sta-Rite's product offerings by introducing the "Pool Shark Pool Cleaner." • Fulfilled orders of SHURflo's MASTERtap beer delivery systems to Anheuser Busch for use at the Superbowl and 2002 Winter Olympics. • Secured contracts with John Deere to exclusively supply Hypro's pumps, spray tips and accessories. • Achieved record revenue increases of 20% for Hypro's FoamPro, a mobile fire-fighting business. • Introduced Flotec line of do-it-yourself (DIY) retail products to European market. • Combined WICOR Energy operations with Kaztex Energy Management, to improve operating efficiencies and create a combined energy management company that will be a source for gas supply in the Upper Midwest market. • Sold selected Wispark Corp. real estate assets of approximately 300 acres and more than 1.1 million square feet in 10 buildings in Wisconsin, Illinois and Minnesota. Proceeds were used to pay down corporate debt. • Awarded $500,000 grant by the Wisconsin Department of Natural Resources for Minergy Corp. to conduct a feasibility study on its Glass Furnace Technology. • Signed a long-term agreement between Minergy Corp. and the city of Detroit to construct a wastewater solids recycling facility.
• Continue commitment to customer service excellence in all areas of customer service. • Complete Guardian Pipeline construction by year-end 2002. • Complete purchase of 9-mile, high pressure natural gas pipeline near Eagle, Wisconsin that will interconnect with Guardian Pipeline. • Expand automated meter reading program to 650,000 residential meters over the next three years. • Invest $2.7 billion in energy distribution system upgrades over the next 10 years.	• Increase growth rate through new and innovative product introductions, increase market share and additional acquisitions. • Expand the rollout of SHURflo's Advanced Technology Systems for backroom water and syrup delivery systems for all major beverage companies. • Utilize new Enterprise Resource Planning (ERP) System to reach on-time and delivery goals to enhance customer satisfaction. • Begin construction of $150-million waste recycling facility for the city of Detroit.

Key Accomplishments 2001

	FINANCE	GENERATION
Strategy	Build financial strength to average high single-digit earnings growth in the first half of the decade, growing to double-digit growth by 2010 to increase share price.	Increase the supply of reasonably priced and environmentall responsible electric power in Wisconsin.
Accomplishments	• Recorded adjusted earnings per share of $2.04, a 35% increase over adjusted earnings per share during 2000. • Achieved record EBITDA of $1 billion. • Recorded electric revenues of $1.87 billion and record total revenues of $3.9 billion. • Delivered total return to shareholders of 18.62% subsequent to September 2000 growth strategy announcement. • Increased shareholder value by investing $429 million in electric generation and electric and gas distribution. • Successfully integrated Wisconsin Electric and Wisconsin Gas. • Repurchased over $234 million of Wisconsin Energy Stock through our share buy-back program since September 2000. • Divested nearly $700 million of non-core assets in the past year and a half, to retire debt and fund the stock repurchase program. • Refinanced $1.3 billion of debt to take advantage of low, long-term interest rates. • Named to *Fortune Magazine's* Fortune 500 list of top corporations, moving-up from the 611th spot to 480th.	• Continued safe and reliable operation of all power plants whicl were available for production 84.5% of the time. • Obtained a favorable declaratory ruling on our *Power the Futur* plan, which enabled us to proceed with necessary planning, studie and purchases for 2,800 megawatts of new in-state generation. • Established a Wisconsin Energy subsidiary, W.E. Power, LLC, fo the sole purpose of financing, constructing and owning the nev power plants proposed under our *Power the Future* plan. • Signed Project Labor Agreement with the Milwaukee Buildin and Construction Trades Council for the construction of all th *Power the Future* projects. • Completed the 2001 Point Beach Nuclear Plant schedule refueling outage safely, ahead of schedule and within budge and set an all-time-high plant generation record. • Signed a 10-year purchase agreement between Wisconsin Electri and SkyGen Energy for 525 megawatts of electricity beginning i the spring of 2002. • Reburned 50,000 tons of coal combustion products (ash) successfull at Pleasant Prairie Power Plant. • Renegotiated long-term fly ash marketing contract that will offset e penses and generate revenue totaling $77 million over the next 5 years • Took leadership role in forming Energy for a Clean Air Future, a alliance of power producers and distributors formed to advocat improvements in the nation's air quality laws. • Received the "2000 Wisconsin Partners for Clean Air Recognitio Award" for supporting cleaner, healthier air in southeastern Wisconsi • Signed Wisconsin's first Environmental Cooperative Agreemen between Wisconsin Electric-Wisconsin Gas and the Wisconsi Department of Natural Resources to enhance environmenta protections and evaluate innovative regulatory methods.
Future Plans	• Continue to capitalize on efficiency savings opportunities from the WICOR acquisition. • Continue to take advantage of all utility and non-utility operational cost-savings opportunities. • *Continue our stock buy-back program throughout 2002, up to $400 million.* • Expand utility and manufacturing businesses. • Divest an additional $550 million of non-core assets. • Realize high single-digit earnings per share growth through 2005, and double-digit growth by 2010 from our *Power the Future* growth strategy.	• Continue safe, reliable and efficient operation of all power plants • Work closely with customers, local governments and key constituent to receive final regulatory approval for our *Power the Future* plar • Have the first W.E. Power, LLC gas plant in service by the summe of 2005 and the first coal-based unit by 2007, as part of $3 billio investment in new generation. • Demonstrate continued commitment to the environment throug renewable energy programs and policies. • Invest $1.3 billion in improvements to existing power plants ove the next ten years.

Financial Table of Contents

27 Operational Highlights

28 Financial Highlights

29 Condensed Consolidated Income Statement

30 Condensed Consolidated Balance Sheet

32 Condensed Consolidated Statement of Cash Flows

33 Report of Independent Public Accountants

34 Shareholder Services and Information

36 Board of Directors, Board Committees & Officers

	2001	2000	1999
OPERATING DATA			
Electric Utility Sales (thousands of megawatt hours)			
Residential	7,773.4	7,633.2	7,503.1
Small Commercial/Industrial	8,595.4	8,524.7	8,257.7
Large Commercial/Industrial	11,177.6	11,824.0	11,542.8
Other	3,516.2	4,060.5	3,953.5
Total Electric Utility Sales	31,062.6	32,042.4	31,257.1
Electric Peak Demand (megawatts)	6,298	5,960	6,089
Electric Customers – End of Year	1,066,275	1,048,711	1,027,785
Gas Utility Deliveries (millions of therms)			
Residential	756.3	569.0	329.0
Commercial/Industrial	427.7	336.5	195.3
Interruptible	25.8	24.9	16.3
Transported – Customer Owned	762.4	650.1	347.9
Interdepartmental	25.0	41.0	55.6
Total Gas Utility Deliveries	1,997.2	1,621.5	944.1
Gas Peak Demand (dekatherms)			
Wisconsin Electric	517,632	706,810	692,649
Wisconsin Gas	714,413	811,635	-
Gas Customers – End of Year	966,657	952,177	398,508
Manufacturing Operating Revenues (millions of dollars)			
Domestic	$ 444.9	$ 294.1	$ -
International	140.2	88.1	-
Total Manufacturing Operating Revenues	$ 585.1	$ 382.2	$ -
Total Employees – End of Year (Full-Time and Part-Time)	9,459	10,458	5,877

ELECTRIC UTILITY SALES (in thousands of megawatt hours)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
31,257
32,042
31,063
99
00
01

GAS UTILITY DELIVERIES (in millions of therms)


2,000
1,750
1,500
1,250
1,000
750
500
944
1,621
1,997
99
00
01

(a) Where applicable, reflects the operations of Wisconsin Gas Company and the manufacturing segment subsequent to the merger with WICOR, Inc. on April 26, 2000.

Financial Highlights[a]

(Millions of Dollars, Except Financial Ratios and Other Data)	2001	2000	1999
FINANCIAL DATA			
Total Operating Revenues	$ 3,928.5	$ 3,362.7	$ 2,272.6
Net Income	$ 219.0	$ 154.2	$ 209.0
Total Assets			
Utility energy segment	$ 6,423.9	$ 6,526.5	$ 4,975.3
Non-utility energy segment	649.0	597.9	640.9
Manufacturing segment	907.9	850.2	-
Other	347.9	431.5	445.6
Total Assets	$ 8,328.7	$ 8,406.1	$ 6,061.8
Total Debt (includes short-term debt, long-term debt, and current maturities of long-term debt)	$ 4,272.0	$ 4,174.2	$ 2,711.2
Cash Provided by Operating Activities	$ 555.8	$ 461.0	$ 306.9
Capital Expenditures	$ 672.5	$ 611.0	$ 518.1
Capitalization Ratios – End of Year			
Common Equity	31.4%	31.4%	40.6%
Preferred Stock	0.5%	0.5%	0.6%
Trust Preferred Securities	3.0%	3.1%	4.0%
Long-Term Debt (including current maturities)	56.7%	43.4%	44.5%
Short-Term Debt	8.4%	21.6%	10.3%
Debt Ratings[b]	Notes Bonds	Notes Bonds	Notes Bonds
Moody's	A2 Aa2	- Aa2	- Aa2
Standard & Poor's	A- A	- AA-	- AA+
Fitch	A+ AA	- AA	- AA
COMMON EQUITY DATA			
Earnings per Share of Common Stock			
Basic	$ 1.87	$ 1.28	$ 1.79
Diluted	$ 1.86	$ 1.27	$ 1.79
Return on Average Common Equity	10.7%	7.5%	10.7%
Dividends per Share of Common Stock	$ 0.80	$ 1.37	$ 1.56
Payout Ratio (based upon annualized year-end quarterly dividend level and EPS for the 12 month period)	43.0%	63.0%	87.3%
Common Stock Price per Share – End of Year Close	$ 22.56	$ 22.56	$ 19.25
Price Earnings Ratio	12.1	17.8	10.8
Book Value per Share of Common Stock – End of Year	$ 17.70	$ 17.00	$ 16.89
Weighted Average Common Shares Outstanding (millions)			
Basic	117.1	120.6	117.0
Diluted	117.9	121.2	117.0

TOTAL OPERATING REVENUES ($ in billions)



6.0
5.0
4.0
3.0
2.0
1.0
0
$2.27
$3.36
$3.93
99
00
01

TOTAL ASSETS ($ in billions)



9.0
8.0
7.0
6.0
5.0
4.0
3.0
$6.06
$8.41
$8.33
99
00
01

(a) Where applicable, reflects the operations of Wisconsin Gas Company and the manufacturing segment subsequent to the merger with WICOR, Inc. on April 26, 2000.
(b) Senior debt ratings: Wisconsin Energy Notes first issued in 2001 and Wisconsin Electric Bonds.

Year Ended December 31 (Millions of Dollars, Except Per Share Amounts)	2001	2000	1999
Operating Revenues			
Utility energy	$ 2,964.8	$ 2,556.7	$ 2,050.2
Non-utility energy	337.3	372.8	193.2
Manufacturing	585.1	382.2	-
Other	41.3	51.0	29.2
Total Operating Revenues	3,928.5	3,362.7	2,272.6
Operating Expenses			
Fuel and purchased power	660.1	682.1	588.1
Cost of gas sold	823.8	594.7	174.0
Cost of goods sold	434.7	282.0	-
Other operation and maintenance	978.3	942.4	708.7
Depreciation, decommissioning and amortization	342.1	336.3	250.8
Property and revenue taxes	84.6	80.3	74.9
Total Operating Expenses	3,323.6	2,917.8	1,796.5
Operating Income	604.9	444.9	476.1
Other Income (Deductions), Net	0.6	80.0	(5.5)
Financing Costs	246.6	244.8	150.5
Income Before Income Taxes and the Cumulative Effect of Change in Accounting Principle	358.9	280.1	320.1
Income Taxes	150.4	125.9	111.1
Income Before Cumulative Effect of Change in Accounting Principle	208.5	154.2	209.0
Cumulative Effect of Change in Accounting Principle	10.5	-	-
Net Income	$ 219.0	$ 154.2	$ 209.0
Earnings Per Share Before Change in Accounting Principle			
Basic	$ 1.78	$ 1.28	$ 1.79
Diluted	$ 1.77	$ 1.27	$ 1.79
Net Earnings Per Share			
Basic	$ 1.87	$ 1.28	$ 1.79
Diluted	$ 1.86	$ 1.27	$ 1.79
Weighted Average Common Shares Outstanding (millions)			
Basic	117.1	120.6	117.0
Diluted	117.9	121.2	117.0

EARNINGS PER DILUTED SHARE ($)


1.90
1.75
1.60
1.45
1.30
1.15
1.00
$1.79
$1.27
$1.86
99
00
01

Condensed Consolidated Balance Sheet

December 31 (Millions of Dollars)	2001	2000
ASSETS		
Property, Plant and Equipment		
Utility energy	$ 7,075.3	$ 7,327.7
Non-utility energy	21.5	21.7
Manufacturing	142.2	119.5
Other	205.6	135.3
Accumulated depreciation	(3,826.4)	(3,912.9)
	3,618.2	3,691.3
Construction work in progress	380.2	246.3
Leased facilities, net	116.0	121.7
Nuclear fuel, net	73.6	93.1
Net Property, Plant and Equipment	4,188.0	4,152.4
Investments		
Nuclear decommissioning trust fund	589.6	613.3
Investment in ATC	146.5	-
Other	128.7	166.0
Total Investments	864.8	779.3
Current Assets		
Cash and cash equivalents	47.0	40.5
Accounts receivable, net of allowance for doubtful accounts of $48.0 and $36.0	434.2	532.6
Other accounts receivable	116.4	-
Accrued revenues	178.6	269.8
Materials, supplies and inventories	431.0	381.7
Assets held for sale	403.1	464.0
Prepayments	83.7	81.7
Deferred income taxes	8.7	73.4
Other	12.2	19.9
Total Current Assets	1,714.9	1,863.6
Deferred Charges and Other Assets		
Deferred regulatory assets	324.9	276.8
Goodwill, net	832.1	826.9
Other	404.0	507.1
Total Deferred Charges and Other Assets	1,561.0	1,610.8
Total Assets	$ 8,328.7	$ 8,406.1

December 31 (Millions of Dollars)	2001	2000
CAPITALIZATION AND LIABILITIES		
Capitalization		
Common equity	$ 2,056.1	$ 2,016.8
Preferred stock	30.4	30.4
Company-obligated mandatorily redeemable preferred securities		
of subsidiary trust holding solely debentures of the Company	200.0	200.0
Long-term debt	3,237.3	2,732.7
Total Capitalization	5,523.8	4,979.9
Current Liabilities		
Long-term debt due currently	484.3	55.4
Short-term debt	550.4	1,386.1
Accounts payable	309.8	427.0
Accrued expenses	147.2	149.0
Other	115.4	191.2
Total Current Liabilities	1,607.1	2,208.7
Deferred Credits and Other Liabilities		
Accumulated deferred income taxes	547.2	587.1
Accumulated deferred investment tax credits	75.8	80.8
Deferred regulatory liabilities	328.1	321.0
Other	246.7	228.6
Total Deferred Credits and Other Liabilities	1,197.8	1,217.5
Commitments and Contingencies	-	-
Total Capitalization and Liabilities	$ 8,328.7	$ 8,406.1

Condensed Consolidated Statement of Cash Flows

Year Ended December 31 (Millions of Dollars)	2001	2000	1999
Operating Activities			
Net income	$ 219.0	$ 154.2	$ 209.0
Reconciliation to cash			
Depreciation, decommissioning and amortization	377.5	372.8	283.4
Nuclear fuel expense amortization	32.3	27.4	25.8
Equity in earnings of unconsolidated affiliates	(26.0)	2.3	3.8
Deferred income taxes, net	(7.8)	10.3	33.6
Investment tax credit, net	(5.0)	(4.6)	(4.3)
Allowance for other funds used during construction	(1.9)	(2.6)	(3.8)
Gains on asset sales	(27.5)	(98.7)	(6.1)
Change in –			
Accounts receivable and accrued revenues	187.5	(188.0)	(56.3)
Inventories	(38.7)	(68.9)	(6.8)
Other current assets	62.4	22.1	(55.4)
Accounts payable	(119.2)	163.5	(13.4)
Other current liabilities	(128.9)	63.7	2.2
Other	32.1	7.5	(104.8)
Cash Provided by Operating Activities	555.8	461.0	306.9
Investing Activities			
Capital expenditures	(672.5)	(611.0)	(518.1)
Acquisitions, net of cash acquired	(35.7)	(1,234.7)	(276.8)
Proceeds from asset sales, net	174.6	408.4	11.5
Cash distributions received from ATC	119.8	-	-
Other	(50.5)	(83.2)	(105.4)
Cash Used in Investing Activities	(464.3)	(1,520.5)	(888.8)
Financing Activities			
Issuance of common stock	51.6	89.3	79.1
Repurchase of common stock	(133.6)	(100.8)	-
Issuance of long-term debt	1,313.7	513.9	443.2
Retirement of long-term debt	(98.2)	(137.4)	(115.5)
Issuance of mandatorily redeemable trust preferred securities	-	-	193.7
Change in short-term debt	(1,124.7)	826.8	220.6
Dividends paid on common stock	(93.8)	(165.3)	(182.3)
Cash (Used in) Provided by Financing Activities	(85.0)	1,026.5	638.8
Change in Cash and Cash Equivalents	6.5	(33.0)	56.9
Cash and Cash Equivalents at Beginning of Year	40.5	73.5	16.6
Cash and Cash Equivalents at End of Year	$ 47.0	$ 40.5	$ 73.5
Supplemental Information – Cash Paid For			
Interest, net of amount capitalized	$ 233.1	$ 223.6	$ 156.1
Income taxes, net of refunds	$ 166.8	$ 82.4	$ 114.9

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF WISCONSIN ENERGY CORPORATION:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet and consolidated statement of capitalization of Wisconsin Energy Corporation and subsidiaries as of December 31, 2001 and the related consolidated statement of income, statement of common equity and cash flows for the year ended December 31, 2001, appearing in the proxy statement for the 2002 annual meeting of stockholders of the Company (not presented herein). In our report dated February 5, 2002, also appearing in that proxy statement, we expressed an unqualified opinion on those consolidated financial statements. The consolidated financial statements of Wisconsin Energy Corporation and subsidiaries as of December 31, 2000 and for the two years then ended were audited by other auditors whose report dated February 6, 2001 expressed an unqualified opinion on those statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001 and the related condensed statement of consolidated income and cash flows in the period ended December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Arthur Andersen LLP

Arthur Andersen LLP
Milwaukee, Wisconsin
February 5, 2002

FORWARD-LOOKING STATEMENTS

Some matters discussed in this document, including estimates of future earnings, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to various risks, uncertainties and assumptions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions; business, competitive and regulatory conditions in the deregulating and consolidating energy industry, in general, and in the Company's utility service areas; availability of the Company's generating facilities; changes in purchased power costs and supply availability; changes in coal or natural gas prices and supply availability; the ability to recover fuel and purchased power costs; unusual weather; risks associated with non-utility diversification; regulatory decisions; obtaining necessary regulatory approvals and investment capital to implement the Company's *Power the Future* strategy; timely realization of anticipated net cost savings; disposition of legal proceedings; foreign governmental, economic, political and currency risks; continuation of the common stock repurchase plan and the other cautionary factors described in the Management's Discussion and Analysis of Financial Condition and Results of Operations in Wisconsin Energy Corporation's Form 10-K for the year ended December 31, 2001 and other factors described from time to time in the Company's reports to the Securities and Exchange Commission.

STOCK LISTING AND TRADING

Wisconsin Energy Corporation common stock, ticker symbol WEC, is listed on the New York Stock Exchange. Daily trading prices and volume can be found in the NYSE Composite section of most major newspapers, usually abbreviated as WI Engy.

WWW.WISCONSINENERGY.COM

Wisconsin Energy's Internet site contains information about the company, its subsidiaries and business segments. It also provides direct access to news releases, annual reports, regulatory filings and other company-related information. At this site, you can request financial publications, submit questions, and sign up for the Release Alert Service to receive timely news about the company.

SHAREHOLDER ACCOUNT INQUIRIES

Questions about your shareholder account, the Stock Plus Investment Plan, stock ownership changes and other account-specific questions should be addressed to Wisconsin Energy's transfer agent, EquiServe. You can reach them by telephone, Internet or mail as follows:

SHAREHOLDER HOTLINE

Call 1-800-558-9663 anytime to receive information about your account balance, year-to-date dividend payments, company news, and other pre-recorded information. To speak directly with a shareholder services representative about specific issues, you may do so during any business day between the hours of 8 a.m. and 5 p.m. Central Standard Time.

WWW.EQUISERVE.COM

EquiServe's Internet site provides online access to your shareholder account, commonly used forms and current information on Wisconsin Energy's Stock Plus Investment Plan. You can also take advantage of electronic proxy voting and other electronic services.

WRITTEN INQUIRIES

Any written inquiries or instructions about your account should be mailed to the following address:

Wisconsin Energy Corporation
EquiServe L.P.
P.O. Box 43016
Providence, RI 02940-3016

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The company's Stock Plus Investment Plan allows shareholders and new investors to purchase Wisconsin Energy common stock directly at market prices, without brokerage commissions. You can invest cash and/or reinvest all or a portion of your dividends into this plan. As a convenience, Stock Plus allows participants to automatically make regular monthly investments through electronic bank transfers. You can obtain a prospectus and enrollment form for the Stock Plus Investment Plan through EquiServe as noted above. *This is not an offer to sell, or a solicitation of an offer to buy any securities. Any stock offering will be made only by prospectus.*

DIVIDEND PAYMENT INFORMATION

Dividends, as declared by the Board of Directors, are generally payable on the first day of March, June, September and December. You may choose to receive your dividends in cash, have them electronically deposited to your checking or savings account, or reinvest all or a portion of your dividends to purchase additional shares of company stock through the Stock Plus Investment Plan.

CHANGING OWNERSHIP OF SHAREHOLDER ACCOUNTS

In most circumstances to change the registration (ownership) of your account, you must provide the name, address and taxpayer identification number of the new owner; endorse the stock certificates; have your signature medallion-guaranteed; and, send the certificates to EquiServe using registered mail. You may also be required to submit other documentation and identifying information. Since no single stock transfer procedure covers all possible situations, please contact EquiServe for specific instructions.

REPLACING LOST STOCK CERTIFICATES

Stock certificates are valuable documents and should be kept in a safe deposit box or other secure place. If a certificate is lost, stolen or destroyed, notify EquiServe immediately so that a "stop transfer" can be placed on the certificate and the process for receiving a replacement can be started. You may be required to obtain and pay for an indemnity bond.

Participants in Stock Plus are encouraged to submit their stock certificates to EquiServe for "safekeeping" in the plan. Please keep a list of the certificates turned in and any other information that may be required for income taxes.

TAXPAYER IDENTIFICATION NUMBER

Federal law requires that every shareholder account have a certified Taxpayer Identification Number (TIN) such as a Social Security Number. If your account does not have a certified TIN, the company is required to withhold 31% of your dividends and turn it over to the Internal Revenue Service for federal income tax purposes.

ANNUAL MEETING AND VOTING OF PROXIES

The 2002 Annual Meeting of Shareholders will be held May 2, 2002 at 10:00 a.m. Central Standard Time at:

U.S. Cellular Arena
500 W. Kilbourn Avenue
Milwaukee, WI 53203

Detailed information is contained in the Notice of Annual Meeting and Proxy Statement that is provided to each shareholder entitled to vote at the meeting. You can conveniently vote your proxy through the internet at *www.EquiServe.com*, by telephone or by submitting a paper proxy.

ADDITIONAL INFORMATION

Individual investors may obtain a free copy of Wisconsin Energy's Annual Report on Form 10-K to the Securities and Exchange Commission by directly contacting the company at:

Shareholder Relations
Wisconsin Energy Corporation
231 West Michigan Street, P409
Milwaukee, WI 53203
1-800-881-5882

Securities analysts and institutional investors should call Wisconsin Energy's Investor Relations Line at 414-221-2592.

2001 STOCK PRICES AND DIVIDENDS

Quarter	High	Low	Dividend
First	$ 22.56	$ 19.13	$ .20
Second	$ 24.04	$ 20.10	.20
Third	$ 24.62	$ 20.81	.20
Fourth	$ 23.70	$ 20.50	.20
Year	$ 24.62	$ 19.13	$ .80

2002 KEY DATES

Quarter	Anticipated Dividend Record Dates	Anticipated Dividend Payment Dates
First	February 14, 2002	March 1, 2002
Second	May 14, 2002	June 1, 2002
Third	August 14, 2002	September 1, 2002
Fourth	November 14, 2002	December 1, 2002

2002 Annual Meeting of Shareholders May 2, 2002

Board of Directors

RICHARD A. ABDOO
Chairman of the Board, President and Chief Executive Officer of Wisconsin Energy Corporation (WEC)

JOHN F. AHEARNE
Director of the Ethics Program for the Sigma Xi Center for Sigma Xi, The Scientific Research Society

JOHN F. BERGSTROM
Chairman and Chief Executive Officer of Bergstrom Corporation

BARBARA L. BOWLES
Chairman and Chief Executive Officer of The Kenwood Group, Inc.

ROBERT A. CORNOG
Chairman of the Board of Snap-on Incorporated

WILLIE D. DAVIS
President and Chief Executive Officer of All Pro Broadcasting, Inc.

RICHARD R. GRIGG
Senior Vice President of WEC and President and Chief Operating Officer of Wisconsin Electric-Wisconsin Gas

FREDERICK P. STRATTON JR.
Chairman of the Board of Briggs & Stratton Corporation

GEORGE E. WARDEBERG
Vice Chairman of the Board of WEC

Board Committees

EXECUTIVE COMMITTEE
Richard A. Abdoo, John F. Bergstrom, Barbara L. Bowles, Robert A. Cornog, Frederick P. Stratton Jr.

AUDIT AND OVERSIGHT COMMITTEE
John F. Bergstrom, Barbara L. Bowles, Robert A. Cornog, Frederick P. Stratton Jr.

COMPENSATION COMMITTEE
John F. Ahearne, John F. Bergstrom, Willie D. Davis

FINANCE COMMITTEE
John F. Bergstrom, Barbara L. Bowles, Robert A. Cornog, Frederick P. Stratton Jr.

NOMINATING AND BOARD AFFAIRS COMMITTEE
Barbara L. Bowles, Robert A. Cornog, Willie D. Davis

NUCLEAR OVERSIGHT COMMITTEE
John F. Ahearne, Richard R. Grigg, Frederick P. Stratton Jr.
(Three consultants also serve as ad-hoc members and provide expert consulting services to the Nuclear Oversight Committee.)

Officers of Wisconsin Energy Corporation

RICHARD A. ABDOO
Chairman of the Board, President and Chief Executive Officer

GEORGE E. WARDEBERG
Vice Chairman of the Board

PAUL DONOVAN
Senior Vice President and Chief Financial Officer

RICHARD R. GRIGG
Senior Vice President

JAMES R. KLAUSER
Senior Vice President

LARRY SALUSTRO
Senior Vice President and General Counsel

KRISTINE M. KRAUSE
Vice President - Environmental

WALTER J. KUNICKI
Vice President

RICHARD J. WHITE
Vice President

ARTHUR A. ZINTEK
Vice President

STEPHEN P. DICKSON
Controller

KRISTINE A. RAPPÉ
Corporate Secretary

JEFFREY P. WEST
Treasurer

KEITH H. ECKE
Assistant Corporate Secretary

RALPH W. KANE
Assistant Vice President - Tax

DENNIS J. MASTRICOLA
Assistant Treasurer

JAMES A. SCHUBILSKE
Assistant Treasurer

Printed on recycled paper.


Student & Musician: Milwaukee, Wisconsin
ELECTRIC GUITAR
20 HOURS, 2 KWH
Higher education enrollment increased in the U.S. from 12.8 to 14.3 million between 1987 and 1997.
MICROPHONE
40 HOURS, 1 KWH
KEYBOARD & AM FIER
10 HOURS, 1 KWH
63% of U.S. high school graduates in 2000 were enrolled in a college or university the following fall.
RIGERATOR
1 MONTH, 56 KWH
12" COL
1 MONTH, 10 KWH
Wisconsin public and private university student enrollment for 2000-2001 was 210,304.

682 SPORT LIGHT FIXTURES
1 GAME, 6,783 KWH

360,000 bratwurst and 550,000 hot dogs were sold at Miller Park concession stands during the 83 home games in 2001.

RETRACTABLE ROOF
34 KWH TO OPEN AND CLOSE


Baird
PEPSI
KOHLER
MILLER TIME

48'W X 27'H REPLAY BOARD
1 GAME, 450 KWH

2.8 million people attended Brewers Games in 2001.



Miller Park: Milwaukee, Wisconsin

550 TELEVISION MONITORS
1 GAME, 264 KWH

The Brewers saw a 79% increase in attendance during their first season at Miller Park.

1 GAME, 400 KWH



HE
1 WEEK, 28 THERMS

45 COW DAIRY FARM
1 MONTH, 2,600 KWH
As of December 2001, there were 17,833 licensed dairy herds in Wisconsin.



Bucholz & Sons Farm: Waterford, Wisconsin

INCANDESCENT LIGHTS
1 DAY, 23 KWH
Wisconsin ranked first in 2001 cheese production producing 2,145,480,000 lbs., excluding cottage cheese.

MILKING MACHINE
4 HOURS, 15 KWH
Wisconsin's 2001 total milk production was 22,225,000 lbs.


ENS
1 DAY, 1.2 KWH
From 1992 to 1995, the number of PCs and computer terminals used in health care buildings more than doubled, from 1.1 million to 2.5 million.
GAS
HEAT
1 DAY, 2 THERMS
DEFIBRILLATOR
1 MINUTE, 0.5 KWH
2,893,210 inpatient days are reported annually by Wisconsin hospitals.


St. Luke's Medical Center, Aurora Health Care: Milwaukee, Wisconsin
CEILING LIGHT FIXTURES
12 HOURS, 0.2 KWH
SURGERY LA
8 HOURS, 2.0 KWH
CATHODE SCANNER
2 HOURS, 5.0 KWH
Wisconsin's health services industry is expected to add 45,500 jobs by 2008.
MEDICAL EQUIPMENT
1 DAY, 40.0 KWH
Wisconsin hospitals have 7,905 patients on any given day.


MICROWAVE
1 MONTH, 10 KWH
Wisconsin is expected to average 26,000 new households per year through 2005.
GAS OVEN
1 MONTH, 3 THERMS
SIDE-BY-SIDE REFRIGERATOR
1 MONTH, 150 KWH
Miscellaneous energy use in U.S. homes more than doubled between 1976-1995 and accounts for 20% of all electricity used in U.S. homes.
Wisconsin Energy Corporation
231 W. Michigan Street, P.O.Box 2949, Milwaukee, WI 53201 www.WisconsinEnergy.com
3420-AR-02
2K1193-1282-SM-MD-165M